03002803

AB

VF 2-6-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 51552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2001 (MM/DD/YY) AND ENDING November 29, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SLK-Hull Derivatives, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name — *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
FEB 13 2003
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Nieman, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firn SLK-Hull Derivatives, L.L.C., a November 29, 19 2002, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:

Signature

Chief Financial Officer

Title

SLK-Hull Derivatives, L.L.C.

OFFICIAL SEAL
GEORGIA W. MC GUIRE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cc solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 3454
Facsimile (312) 298 7302

Report of Independent Accountants

To the Member of
SLK - Hull Derivatives, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SLK - Hull Derivatives, L.L.C. (the "Company") at November 29, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

SLK - Hull Derivatives, L.L.C.

Statement of Financial Condition

November 29, 2002

(Available for Public Inspection)

SLK - Hull Derivatives, L.L.C.

Statement of Financial Condition
November 29, 2002

ASSETS

Cash	$ 150,372
Deposit with clearing organization	500,000
Financial instruments owned, at fair value:	
Derivative contracts	3,726,709,483
Equities	3,156,235,744
Exchange memberships, at cost	22,877,785
Due from affiliate	1,140,752
Accounts receivable and other assets	13,717,059
Total assets	$ 6,921,331,195

LIABILITIES AND MEMBER'S EQUITY

Payable to affiliated clearing broker	$ 1,773,656,612
Financial instruments sold, not yet purchased, at fair value:	
Derivative contracts	3,701,683,721
Equities	912,220,401
Due to affiliates, net	190,684,536
Accounts payable and accrued expenses	28,613,510
	6,606,858,780
Subordinated liabilities	185,000,000
Member's equity	129,472,415
Total liabilities and member's equity	$ 6,921,331,195

The accompanying notes are an integral part of this financial statement.

1. Description of Business

SLK - Hull Derivatives, L.L.C. (the "Company"), is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission. The Company operates on a fiscal year basis which ends on the last Friday in November. The Company operates as a market-maker and trader on various securities and futures exchanges. The Company's sole and managing member is The Hull Group, L.L.C. (the "Group"). The ultimate parent of the Group is The Goldman Sachs Group, Inc. (the "Parent").

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported on the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

The statement of financial condition reflects purchases and sales of financial instruments on a trade date basis.

Futures transactions and resulting gains and losses are recorded on the transaction date.

The Company believes that the carrying value of its financial instruments is a reasonable estimate of their fair value. Assets including cash, deposits, accounts receivable and other assets, and all of the Company's liabilities are carried at amounts approximating fair value due to their short-term nature.

The determination of fair value is fundamental to the Company's financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments. Fair value is generally based on listed market prices or broker-dealer price quotations. If prices are not readily determinable or if liquidating positions are reasonably expected to affect market prices, fair value is based on internal valuation models. The valuation models used consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve and/or volatility factors. The use of different valuation models and assumptions could produce materially different estimates of fair value and resulted in a $9 million reserve being recorded at November 29, 2002. This was recorded as a reduction in the fair value of financial instruments owned and represents the difference between the fair value as calculated by the valuation models and the fair value of financial instruments if these were priced using listed market prices or broker-dealer price quotations. In addition, in August 2002, the Company changed certain assumptions in the valuation models used. Had the prior year model been used, the reserve would have been $14 million at November 29, 2002.

Order flow liabilities are recorded on the trade date and represent amounts due to exchanges and other broker-dealers for option trades directed to the Company.

Interest is earned on deposits with the affiliated clearing broker and is paid on borrowings from the affiliated clearing broker. Interest is recorded using the accrual method. Dividends are recorded on the ex-dividend date.

Office furniture and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of the assets, which is generally five years. Office furniture and equipment is included in accounts receivable and other assets on the statement of financial condition and was $9,863, net of accumulated depreciation of $1,303 at November 29, 2002.

Due to affiliates, net is composed of amounts payable to various affiliated entities for overnight loans, interest and services provided to the Company.

The Company is treated as a partnership for tax purposes. The tax effects of the Company's activities accrue directly to its member.

3. Exchange Memberships

Exchange memberships are recorded at cost or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. As of November 29, 2002, the total market value of exchange memberships exceeds cost and individual exchange membership impairments are deemed temporary.

The Company is a member of the International Securities Exchange, L.L.C. (the "ISE"). The ISE demutualized on May 31, 2002. As a result of the demutualization, the Company received 257,070 class A shares with a par value of $0.01 per share and a fair value of $4,897,465. The class A shares represent equity interest in the ISE and are included in accounts receivable and other assets on the statement of financial condition. The Company also received ten class B shares representing trading rights on the ISE. The class B shares are carried at cost ($11,157,756 as of November 29, 2002) and are included in exchange memberships on the statement of financial condition.

4. Subordinated Liabilities:

As of November 29, 2002, the Company has borrowed $50,000,000 from the Group under a subordinated loan agreement, which matures on March 8, 2005. Amounts borrowed by the Company under this agreement bear interest at the three month LIBOR rate plus 150 basis points.

The Company also has a $250,000,000 revolving subordinated loan agreement with the Parent, which matures on April 1, 2005. As of November 29, 2002, $135,000,000 was drawn under this agreement. Amounts borrowed under this subordinated debt agreement bear interest at the prime rate.

All of the above subordinated liabilities are included in the Company's regulatory capital and can be repaid only if, after giving effect to such repayment, the Company meets the applicable regulatory capital requirements.

5. Related Party Transactions

Substantially all of the Company's operating expenses, including compensation and occupancy, are paid by the Group. The Group charges the Company, on a monthly basis, an agreed-upon fee for providing these services. Such fee totalled $35,200,000 for the year ended November 29, 2002.

For the year ended November 29, 2002, the Company incurred $3,277,447 in management fees due to an affiliated broker-dealer. Such management fees pertain to personnel and office support provided to the Company by the affiliated broker-dealer and are included in services fees in the statement of operations.

In addition to the subordinated debt provided by the Parent (see Note 4), the Company has outstanding overnight loans of $150,000,000.

The Company utilizes an affiliate as its clearing broker for all trading activity.

During the year, the Company entered into a service agreement with an affiliated entity (the "service agreement"). This affiliate has an agreement to make available to a third-party broker-dealer its proprietary options routing and management system (the "routing agreement"). Under the service agreement, the Company reimburses the affiliate for payments made to the third-party under the routing agreement, net of revenues received by the affiliate. The Company also pays this affiliate order flow for option trades routed to the Company. Amounts paid by the Company to its affiliate under the service agreement are capitalized and amortized over the four-year life of the routing agreement. Included in accounts receivable and other assets on the statement of financial condition are $5,709,850 of unamortized amounts related to payments made under the service agreement.

6. Derivative Financial Instruments Held and Issued for Trading Purposes and Other Financial Instruments with Off-Balance Sheet Risk

In its normal course of business, the Company trades financial instruments involving off-balance sheet market risk with other securities broker-dealers, futures commission merchants and commercial banks.

Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the financial instruments subsequently increases prior to the purchase of the financial instruments. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a market-maker and trader on various national financial exchanges, the Company is, in fact, in the business of managing market risk. The Company employs hedged, market-neutral trading strategies and thus, in management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by Company are exchange-traded. The Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties.

7. Concentrations of Credit Risk

At November 29, 2002, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased and payable to the affiliated clearing broker are amounts held by or due to its affiliated clearing broker. At November 29, 2002, a credit concentration with the affiliated clearing broker consisted of approximately $495 million, representing the net market value of the Company's trading accounts. The Company monitors the credit worthiness of the affiliated clearing broker to mitigate the Company's exposure to credit risk.

8. Regulatory Matters

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital of $250,000. At November 29, 2002, the Company had net capital of $197,344,466 which was $197,094,466 in excess of its minimum net capital requirement. Certain of its net capital requirements are assumed by its affiliated clearing broker.